

February 10, 2012

<u>Via E-mail</u>
José Antonio Álvarez
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

>   **Re: Banco Santander, S.A.**
>   **Form 20-F for Fiscal Year Ended December 31, 2010**
>   **Filed June 6, 2011**
>   **Form 6-K Furnished October 31, 2011**
>   **Form 6-K Furnished January 31, 2012**
>   **Form 6-K Furnished February 7, 2012**
>   **File No. 001-12518**

Dear Mr. Álvarez:

We have reviewed your response dated October 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Risk Factors, page 13

Credit, market and liquidity risks may have an adverse effect on our credit ratings…, page 20

1.   We note your response to prior comment four and reissue the comment in part. Please expand your risk factor to quantify, absent other changes, the effect that a one- and two-notch downgrade would have on your collateral obligations under your derivative contracts. If you believe that you are unable to quantify what those collateral obligations

would be, please expand your disclosure in this risk factor to explain in detail why you are unable to quantify such obligations.

Exposure to sovereign counterparties by credit rating, page 58

2.   Refer to your response to prior comment six. Please revise your proposed disclosure in future filings to quantify and clarify which columns include the following:

- derivative exposure, other than CDS contracts already included in your proposed disclosure;

- repurchase agreement exposure;

- off-balance sheet exposure; and

- collateral netted against amounts disclosed.

Item 5. Operating and Financial Review and Prospects, page 94

Results of Operations for Santander, page 103

Income Tax, page 112

3.   Refer to your response to prior comment 11. Please address the following:

- We note that your statutory tax rate disclosed in Note 27 is 30 percent. Please revise your disclosure in future filings to clarify whether this tax rate is based solely on your statutory rate in Spain. If so, given your explanation that the mix of income generated in foreign countries with higher tax rates was the cause of your effective income tax rate increase in 2010, please tell us how you determined that this presentation provided the most meaningful information to financial statement readers. Refer to paragraph 85 of IAS 12.

- We also note that your response indicates the reason for the higher effective rate in 2010 is due to a higher proportion of income being derived from your businesses in Latin America, the United Kingdom, and the US, which have higher tax rates than Spain. However, the effect of different tax rates disclosed in Note 27 is a net decrease from the statutory tax rate of 30 percent, which seems to indicate you are deriving income from foreign jurisdictions with lower tax rates than Spain. Please reconcile this apparent inconsistency.

- Expand your disclosure to separately disclose the effect of the income tax rates of foreign jurisdictions so that a reader may understand the significant factors that affect your income tax expense. Clearly disclose the basis of these adjustments (i.e.,

whether they are the statutory tax rates or the effective tax rates) in each of the countries for which you incur a material amount of tax expense.
Refer to paragraph 84 of IAS 12.

- Also, please clarify in your proposed disclosure how your effective tax rate remains below the statutory rate of Spain, especially when you derive a higher proportion of income from foreign jurisdictions with an even higher statutory tax rate than Spain. Please expand your disclosure to separately describe the nature of material permanent non-taxable amounts in the applicable foreign jurisdictions. Refer to paragraph 84 of IAS 12.

Credit Exposure in Spain, page 235

b. Analysis of the mortgage portfolio of individual customers, page 236

4.   Refer to your response to prior comment 15. Please address the following:

- Please revise your disclosure in future filings to include the updated LTV information that you obtain for your portfolio.

- Please disclose how you consider collateral value declines in your allowance for loan losses between the annual update of LTVs and/or appraisals that you obtain given the recent occurrence of significant valuation declines within less than a one year period.

- Revise your disclosures on page 240 to disclose the average length of time properties remain in inventory prior to sale.

Statistical Tools for Measuring and Managing Market Risk, page 269

1.1 VaR Model, page 269

5.   Refer to your response to prior comment 16, and please revise your proposed disclosure to address the following:

- You indicate that VaR exceptions are more unlikely due to the use of a historical simulation that incorporates two different VaRs, including one VaR that equally weights all observations presumably in a two-year historical period. Please tell us and revise your proposed disclosure to clarify whether this two-year historical period includes results that may have skewed your data in such a way as to make it more unlikely that you will observe VaR exceptions, including whether you have included data from the recent financial crisis in your historical results. Furthermore, if true, tell us and disclose if you have considered whether the lack of exceptions may be due to the inclusion of data from the financial crisis that would cause your model to not perform as statistically predicted.

- Please revise your proposed disclosure to also include your back-testing results, including the number of back-testing exceptions you have observed in the periods presented and your analysis as to why such back-testing exceptions occurred. Furthermore, if your backtesting does yield exceptions while your daily VaR has not been exceeded, please explain the reason for this apparent inconsistency.

1. Introduction, basis of presentation of the consolidated financial statements…, page F-9

g) Events after the reporting period, page F-18

6.   Please revise your future filings to provide the date the financial statements were authorized for issuance. Refer to paragraph of 17 of IAS 10.

3.5 Credit risk cycle, page F-196

D. Risk Monitoring and Control, page F-197

Credit risk exposure in Spain, page F-198

c. Financing granted for construction and property development…, page F-199

7.   Refer to your response to prior comment 30. In future filings, please revise your proposed disclosure to discuss the nature of the amounts disclosed as "excess over collateral" (i.e., whether they result from the sale of the debtors other assets, other expected cash flows from the debtor, etc.). Also, please disclose how successfully you have recovered the amount that you have estimated from personal guarantees in your specific allowance for these loans.

d. Acquired and foreclosed assets, page F-201

8.   Refer to your response to prior comment 31. We note your proposed disclosure that you initially record acquired and foreclosed assets at the lesser value between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed assets less the estimated selling costs, and if the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within the caption Gains/(Losses) on disposal of noncurrent assets held for sale not classified as discontinued operations in the income statement. Please tell us why you do not record such losses on acquired and foreclosed assets as a write-off against the allowance for loan losses, and how you adjust your historical loss rates in order to incorporate losses on similar collateralized loans in your allowance for loan loss calculation.

Exhibit I, page F-244

Exhibit II, page F-270

9. Refer to your response to prior comment 35. Please revise your disclosure in future filings to clarify that the date of the most recent audited financial information disclosed here is not necessarily the same as what is reported in your financial statements. Additionally, please tell us why you believe it is appropriate to disclose outdated audited information for these entities given that your results reflect updated financial information for these investments.

Form 6-K furnished on October 31, 2011

10. We note your disclosure on pages 6 and 57 that Santander Consumer USA will increase its capital by approximately $1.15 billion, and following the transaction, you will have a 65 percent stake in Santander Consumer USA. We also note that you will realize a capital gain of approximately $1 billion on this transaction. Please tell us how you considered paragraph 30 of IAS 27 in your accounting analysis and whether you plan to record this capital gain in equity or in income.

11. Please clarify why your generic loan loss allowance as disclosed in the table on page 21 decreased by EUR1.378 billion. We note your disclosure on page 30 that indicates a regulatory requirement on commercial units in Spain contributed to the release of generic provisions for loan losses, but it is unclear whether this was the driver of the reduction in the consolidated generic loan loss allowance on page 21. With a view towards disclosure in your Form 20-F, please clarify what credit quality characteristics in your portfolio improved and therefore, drove the decrease in your general loan loss allowance. Furthermore, if the decrease was driven by Spanish regulatory requirements, please provide additional clarification as to how the regulatory requirements impacted your determination of the generic loan loss allowance and tell us if this impacts your conclusion that your allowance for loan losses as determined by your own internal models is not materially different than that calculated according to the Bank of Spain's requirements.

Form 6-K furnished on January 31, 2012

12. In future filings beginning with your next Form 20-F, please discuss the specific factors that caused you to increase your coverage of on-balance properties from 31 percent to 50 percent in the fourth quarter of 2011. Please describe the events that occurred that caused property values to decline so significantly during this period. Please also disclose the average length of time these properties remain in your portfolio before they are sold.

José Antonio Álvarez
Banco Santander, S.A
February 10, 2012
Page 6

Form 6-K furnished on February 7, 2012

13.   We note your disclosure regarding the additional charges of EUR4,300 million to meet
        the new government requirements related to provisions for real estate. Please revise your
        disclosure in future filings, beginning with your next Form 20-F, to address the
        following:

        •   Discuss your use of a "capital buffer" and why this amount is not required to be
            charged to the income statement.

        •   Given your disclosures that EUR2,000 million will be covered by a capital buffer and
            that EUR2,300 million will be charged to income during 2012, please disclose the
            factors considered when determining that this was not an adjusting event as that term
            is defined by IAS 10. Also, discuss the declines in property values occurring between
            January 1, 2012 and the date you determined that the charge was necessary which
            were not present at December 31, 2011.

14.   Please tell us the impact that this new regulation related to provisions for real estate has
        on your conclusion that your financial statements comply with IFRS as issued by the
        IASB, and address the following in your response:

        •   Discuss whether the provisions in the regulation caused you to record a provision that
            reflected the recoverable amount of the real estate expected to be obtained in an arm's
            length transaction between knowledgeable willing parties. Refer to paragraph 52 of
            IAS 36.

        •   Discuss how this new regulation is consistent with your best estimate of the cash
            flows to be received that are based on reasonable and supportable assumptions. Refer
            to paragraph 33 of IAS 36.

        •   Discuss whether you believe that this charge is reflective of actual past outcomes.
            Refer to paragraph 34 of IAS 36.

        You may contact Staci Shannon at (202) 551-3374 or Rebekah Lindsey, Accounting
Reviewer, at (202) 551-3303 if you have questions regarding comments on the financial
statements and related matters. Please contact Celia Soehner at (202) 551-3463 or
Sebastian Gomez Abero, Special Counsel, at (202) 551-3578 with any other questions.

                                              Sincerely,

                                              /s/ Sebastian Gomez Abero for

                                              Suzanne Hayes
                                              Assistant Director